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                                                                    EXHIBIT 12.1

                           COOPER CAMERON CORPORATION

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                        (Amounts in millions of dollars)

                                                                                                                       Quarter
                                                                        Years ended December 31,                        ended
                                                    ------------------------------------------------------------       March 31,
                                                     1997         1998          1999          2000         2001          2002
                                                     ----         ----          ----          ----         ----          ----
Pre-tax income from continuing operations           $ 199.4      $ 195.7       $ 70.9        $ 43.8      $ 142.6        $ 27.4
Equity adjustments:
     Deduct undistributed income of less
     than 50% owned entities                           (2.4)        (0.4)         -            (0.2)         -            (0.2)
Amortization of capitalized interest                    -            -            0.2           0.2          0.2           0.1
Less interest capitalized during the period             -           (2.2)         -             -           (1.8)         (0.1)

Fixed charges:
     Interest, including amortization of
     debt issuance costs and original
     issue discount                                    28.6         34.9         27.8          18.0         15.3           2.3
     Interest portion of rental expense (1)             5.0          9.1          8.0           6.5          7.0           1.5
                                                     ------       ------       ------        ------       ------        ------
         Total fixed charges                           33.6         44.0         35.8          24.5         22.3           3.8
                                                     ------       ------       ------        ------       ------        ------

Earnings before income taxes and fixed charges       $230.6       $237.1       $106.9        $ 68.3       $163.3        $ 31.0
                                                     ======       ======       ======        ======       ======        ======

Ratio of earnings to fixed charges                      6.9          5.4(2)       3.0(3)        2.8(4)       7.3(5)        8.2
                                                     ======       ======       ======        ======       ======        ======

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(1)  The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.

(2) Excluding nonrecurring/unusual charges of $22.0 million, the ratio of earnings to fixed charges would be 5.9.

(3) Excluding nonrecurring/unusual charges of $10.6 million, the ratio of earnings to fixed charges would be 3.3.

(4) Excluding nonrecurring/unusual charges of $77.4 million, the ratio of earnings to fixed charges would be 5.9.

(5) Excluding nonrecurring/unusual charges of $20.2 million, the ratio of earnings to fixed charges would be 8.2.